Exhibit 99.1

Alexco Reports First Quarter 2018 Results

VANCOUVER, May 11, 2018 /CNW/ - Alexco Resource Corp. (NYSE American: AXU, TSX: AXR) ("Alexco" or the "Company") today reports financial results for the first quarter ended March 31, 2018.  All figures are expressed in Canadian dollars unless otherwise stated.  For the first quarter of 2018 Alexco recorded a net loss of $3.3 million ("M") or $0.03 per share, which included $2 M in depreciation, share-based compensation expense and other non-cash costs. Alexco Environmental Group ("AEG"), Alexco's environmental consulting business, recognized revenues of $2.8 M with a gross profit of $830,000. Alexco's working capital position as of March 31, 2018 was $18.4 M.

First Quarter Highlights

•	The Company's cash and cash equivalents at March 31, 2018 totaled $13.2 M compared to $17.9 M at December 31, 2017, while net working capital totaled $18.4 M compared to $18.4 M at December 31, 2017. In addition, the Company's restricted cash and deposits at March 31, 2018 totalled $7.1 M compared to $7.1 M at December 31, 2017. $6.3 M of the restricted cash was related to Keno Hill reclamation security, subsequently restructured (see below).
•	Alexco Environmental Group ("AEG"), recognized revenues of $2.8 M in the first quarter of 2018 and a gross profit of $830,000 achieving a gross margin of 30% compared to revenues of $1.9 M in the 2017 period for a gross profit of $549,000 achieving a gross margin of 28%.
•	On February 23, 2018, the Company established a credit facility (the "Credit Facility") for up to US$15 M with Sprott Private Resource Lending (Collector), L.P. ("Sprott"). As of the date of this press release, no amounts have been drawn down on the Credit Facility.

Highlights Subsequent to the First Quarter

•	Alexco announced completion of the Bermingham underground exploration decline and the commencement of 5,000 meters ("m") of infill and exploration drilling in and around the upper portion of the Bermingham high grade silver deposit.
•	$6.3 M of cash posted as security for its Keno Hill property was replaced with a surety bond. The surety instrument is collateralized with $2.3 M of cash, the balance of $4 M being reclassified to unrestricted cash. In addition, security posted in cash in the amount of $513,000 (US$398,000) has also been released to the Company on issuance of a State of Colorado "No Further Active Remediation" filing which represents the final step in the successful completion of the Globeville Smelter Project.
•	Alexco's wholly owned US subsidiary, Alexco Water and Environment Inc. ("AWE"), entered into a Master Services Agreement with Colorado Legacy Land LLC to become the Operator of Responsible Charge for the Schwartzwalder Mine and the former Cañon City Uranium Mill reclamation and cleanup projects. These long-term arrangements are expected to take more than ten years to complete and are expected to generate revenue in excess of US$20,000,000 for AWE.

Alexco's Chairman and Chief Executive Officer Clynt Nauman said, "As we move through Q2 of 2018, the pace of our Keno Hill work has intensified with accelerated work to complete the Bermingham decline, initiation of a pre-feasibility study and continued mill refurbishment and modifications in addition to planning the upcoming field season. With the Bermingham decline completed, we are positioning two underground drills to complete 5,000 m of infill and extension drilling of the high grade Bermingham silver deposit. Concurrently our mining crews will relocate to Flame & Moth where an additional 530 m of decline ultimately needs to be driven to access the Flame & Moth deposit. As we move through Q2 we will be very focused on market conditions, prevailing commercial terms and final permitting progress as part of our disciplined approach toward a final production decision."

Keno Hill Exploration and Development

Alexco's current focus is to re-start mining operations at Keno Hill, subject to several considerations including commodity prices, commercial arrangements and market conditions. Alexco has the requisite permits and authorizations for future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. In November 2017 a project proposal for environmental assessment was submitted to Yukon Environmental and Socio-economic Assessment Board ("YESAB") for future production and processing of ore from the Bermingham deposit. With respect to the required Bermingham authorizations, Alexco is seeing materially increasing timelines for environmental assessment and authorization processes in the Yukon and therefore anticipates a delay in the issuance of the required amendments to Alexco's Water Use License ("WUL") into Q1 of 2019.

2018 Surface Exploration Program

On May 7, 2018 the Company commenced an expanded 15,000 m, $4 million surface exploration diamond drilling program that will comprise at least 45 holes and start with two drills with a third to be added mid-summer.

Following very successful exploration achievements in the 2013 – 2017 period, the Company in 2018 is slightly changing its exploration strategy to identify new areas likely to host apparent higher level silver-rich deposits (typified by the Bermingham discovery), as well as initiating a new program targeting apparent deeper level silver and base metal rich deposits (typified by the historic Hector-Calumet deposit) containing upward of 50 million ounces of silver. The historic Hector-Calumet mine located approximately 1 km northeast of Bermingham produced approximately 96 million ounces of silver at a reported grade of 1,090 g/t silver. The surface exploration program will extend through to October 2018 with results expected to be finalized in the fourth quarter of 2018.

2018 Underground Exploration Program

On May 1, 2018 the Company commenced installation of two diamond drill stations and mobilization of underground drilling equipment and crews to complete an initial 5,000 m of infill and exploration drilling at approximate 10 m centers for anticipated mining blocks in and around the upper portion of the high grade Bermingham silver deposit. The targeted in-fill area contains an estimated 110,000 tonnes of potentially mineable ore with an estimated head grade of 1,560 g/t silver, 4.2% lead and 2.2% zinc comprising the anticipated first two years of production.

The majority of the targeted zone is in the newly discovered Bear Vein, a steeply plunging approximately 3 m thick and 50 m wide zone of high grade silver mineralization which "tops-out" approximately 160 m below surface and extends 230 m down dip where it remains open to depth. Some holes will extend through the Bear Vein into the Bermingham Footwall Vein which is similarly mineralized.

The proposed drilling program is scheduled to be completed in July. Results from the 2018 underground drilling and the 2017 surface exploration drilling will be incorporated in a new Bermingham resource calculation to be included in the pre-feasibility study targeted for completion late in the third quarter of 2018.

Financial

Alexco's cash and cash equivalents at March 31, 2018 totaled $13.2 M compared to $17.9 M at December 31, 2017, while net working capital totaled $18.4 M compared to $18.4 M at December 31, 2017. Included in working capital is $4.5 million which was reclassified to unrestricted cash subsequent to quarter end.

During the quarter, the Company established a credit facility for US$15 M with Sprott. The key terms include:

•	Term of 3 years, Maturity Date – February 23, 2021
•	Interest rate on funds drawn down: the greater of
•	7% plus US Dollar 3 month LIBOR and
•	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% charge of the draw down is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of $2.25 per share and a right by the Company to accelerate the expiry date to 30 days following the closing price of the shares exceeding $5.63 for more than 20 consecutive trading days
•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	The Company has the option to extend the availability period of draw down from twelve (12) to eighteen (18) months by issuing to Sprott 171,480 Alexco common shares.

With its cash resources and net working capital on hand at March 31, 2018, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration as planned for the next twelve months.

Alexco Environmental Group and ERDC

In the first quarter of 2018 AEG recorded revenues of $2.8 M and a gross profit of $830,000 for a gross margin of 30%, compared to revenue of $1.9 M and a gross profit of $549,000 for a gross margin of 28% in the first quarter of 2017. The increase in 2018 revenue was mainly attributed to the AEG initiating transition work at the Schwartzwalder Mine and the former Cañon City Uranium Mill.

Under the contract with the Government of Canada on the historical cleanup at Keno Hill, Elsa Reclamation and Development Company Ltd. ("ERDC") completed the Keno Hill Reclamation and Closure Plan and is preparing to submit the document for environmental assessment as the first step in the regulatory process leading to the final cleanup.

Alexco continues to pursue opportunities to expand its environmental services business while ensuring that it limits Alexco's balance sheet exposure to this actively growing business.

Financial Report and Conference Call for First Quarter 2018 Results

Full details of the financial and operating results for the first quarter ended March 31, 2018 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 12:30 p.m. Eastern (9:30 a.m. Pacific) on Monday, May 14, 2018.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Conference ID#:	Ask to join the Alexco conference call
Live audio webcast:	http://services.choruscall.ca/links/alexcoq120180514.html

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Mine Manager, both who of who are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory.  Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2018/11/c2916.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 04:00e 11-MAY-18